EXHIBIT 4.22

AMENDMENT NO. 6 TO CREDIT AGREEMENT AND CONSENT

THIS AMENDMENT NO. 6 TO CREDIT AGREEMENT AND CONSENT, dated as of February 24, 2017 (this “Amendment”), by and among TEXTAINER LIMITED (“TL” or the “Borrower”), a company with limited liability organized under the laws of Bermuda, TEXTAINER GROUP HOLDINGS LIMITED (the “Guarantor’’), a company with limited liability organized under the laws of Bermuda, the financial institutions listed on the signature pages hereof under the headings “LENDERS” (each a “Lender” and, collectively, the “Lenders”), and BANK OF AMERICA, N.A., as administrative agent for the Lenders (in such capacity, the “Administrative Agent”) and L/C Issuer, is made to the Credit Agreement (as defined below).

WITNESSETH:

WHEREAS, the Borrower, the Guarantor, the Lenders and the Administrative Agent are parties to a Credit Agreement, dated as of September 24, 2012 (as amended by Amendment Number 1 to Credit Agreement and Security Agreement, dated as of July 25, 2013, Consent and Amendment No. 2 to Credit Agreement and Security Agreement, dated as of April 30, 2014, Amendment No. 3, to Credit Agreement dated as of June 19, 2015, Amendment No. 4 to Credit Agreement dated as of June 23, 2016, and Amendment No. 5 to Credit Agreement dated October 26, 2016, the “Credit Agreement”);

WHEREAS, the parties desire to amend the Credit Agreement in order to modify certain provisions thereof; and

WHEREAS, the Required Lenders have agreed to such amendment, subject to the terms and conditions hereof;

NOW THEREFORE, in consideration of the promises and mutual covenants herein contained, the parties hereto agree as follows:

SECTION 1Definitions; Interpretation.

(a)Terms Defined in Credit Agreement. All capitalized terms used in this Amendment (including in the recitals hereof) and not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

(b)Interpretation. The rules of interpretation set forth in Section 1.02 of the Credit Agreement shall be applicable to this Amendment and are incorporated herein by this reference.

SECTION 2Amendments to the Credit Agreement. Pursuant to Section 11.01 of the Credit Agreement, the Credit Agreement is hereby amended as follows:

(a)Section 1.01 is hereby amended by amending the following definitions as follows:

The definition of “Applicable Rate” is hereby amended by deleting the chart contained therein and replacing it in its entirety with the following:

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Applicable Rate

Level	Consolidated Leverage Ratio of Guarantor	Commitment Fee	Eurodollar Rate & Letters of Credit	Base Rate
1	˂ 2.75:1	0.275%	2.00%	1.50%
2	˃ 2.75:1 but ˂ 3.25:1	0.325%	2.25%	1.75%
3	˃ 3.25:1	0.375%	2.50%	2.00%

The definition of “Borrowing Base” is hereby amended by replacing each reference to “85% of” therein with “the Applicable Advance Rate multiplied by”.

The definition of “Consolidated EBIT” is hereby amended by restating such definition in its entirety as follows:

“Consolidated EBIT” means for any Person for any Measurement Period, the sum of (a) Consolidated Net Income of such Person (or, in the case of the Borrower, such Person without giving effect to any of its Subsidiaries (except as set forth in the proviso in this clause (a)) for such Measurement Period; provided, however, that with respect to the Consolidated Net Income of the Borrower, dividends paid by any Subsidiary of the Borrower or TWC shall be included in the calculation of the Consolidated Net Income of the Borrower, but only to the extent such dividends are actually paid in cash to the Borrower during such Measurement Period, (b) income tax expense of such Person and its Subsidiaries (or, in the case of the Borrower, such Person without giving effect to any of its Subsidiaries) for such Measurement Period, (c) Consolidated Interest Expense of such Person and its Subsidiaries (or, in the case of the Borrower, such Person without giving effect to any of its Subsidiaries (except as set forth in the proviso in this clause (c)) for such Measurement Period; provided, however, that with respect to the Consolidated Interest Expense of the Borrower, interest expense payments made by the Borrower during such Measurement Period under any guaranties of Indebtedness of its Subsidiaries shall be included in the calculation of the Consolidated Interest Expense of the Borrower to the extent (i) not otherwise included in the Borrower’s Consolidated Interest Expense and (ii) deducted in calculating the Borrower’s Consolidated Net Income during such Measurement Period, and (d) rental expense of such Person and its Subsidiaries (or, in the case of the Borrower, such Person without giving effect to any of its Subsidiaries) during such Measurement Period relating to any lease of Marine Containers or transportation equipment under which such Person or Subsidiary is lessee.”

The definition of “Consolidated Interest Coverage Ratio” is hereby amended (a) by replacing the reference therein to “Consolidated EBIT” with a reference to “Consolidated EBITDA” and (b) by deleting the last sentence of such definition.

The definition of “Consolidated Interest Expense” is hereby amended by deleting the last sentence of such definition.

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The definition of “Maturity Date” is hereby amended by inserting the following in lieu of the period at the end of such definition: “; provided, that, if as of the Springing Maturity Date, the Union Bank Term Loan Facility has not been refinanced or amended so that the Union Bank Term Loan Facility shall mature on a date no earlier than September 21, 2020, then the Maturity Date shall be the Springing Maturity Date.”

(b)Section 1.01 is hereby further amended by deleting the definition of “Increase Effective Date” in its entirety.

(c)Section 1.01 is hereby further amended by inserting the following new definitions in alphabetical order:

““ABN Revolving Credit Facility” means that certain the Revolving Credit Agreement, dated as of July 23, 2015, among the Borrower, as borrower, the Guarantor, as guarantor, the lenders party thereto and ABN AMRO Capital USA LLC, as administrative agent.”

““Amendment No. 6 Effective Date” means February 27, 2017”.

“Annualized Capital Expenditures” means (i) with respect to the fiscal quarter ending March 31, 2017, the amount of Capital Expenditures for such fiscal quarter multiplied by four, (ii) with respect to the fiscal quarter ending June 30, 2017, the amount of Capital Expenditures for such fiscal quarter and the immediately preceding fiscal quarter multiplied by two and (iii) with respect to the fiscal quarter ending September 30, 2017, Capital Expenditures for such fiscal quarter and the immediately preceding two fiscal quarters multiplied by one and one third.

““Applicable Advance Rate” means the following percentages during the corresponding time periods set forth opposite such percentages:

Period	Applicable Advance Rate
Amendment No. 6 Effective Date through June 30, 2017	85%
July 1, 2017 through September 30, 2017	84.75%
October 1, 2017 through December 31, 2017	84.50%
January 1, 2018 through March 31, 2018	84.25%
April 1, 2018 through June 30, 2018	84.0%
July 1, 2018 through September 30, 2018	83.75%
October 1, 2018 through December 31, 2018	83.50%
January 1, 2019 through March 31, 2019	83.25%
April 1, 2019 through June 30, 2019	83.00%
July 1, 2019 through September 30, 2019	82.75%
October 1, 2019 through December 31, 2019	82.50%
January 1, 2020 through March 31, 2020	82.25%
April 1, 2020 and thereafter	82.00%

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“Capital Expenditures” means, with respect to any Person for any period, any expenditure in respect of the purchase or other acquisition of any fixed or capital asset (excluding normal replacements and maintenance which are properly charged to current operations).”

““Consolidated EBITDA” means for any Person for any Measurement Period, the sum of, (a) Consolidated EBIT of such Person and its Subsidiaries (or, in the case of the Borrower, such Person without giving effect to any of its Subsidiaries, except to the relevant extent provided in the definition of Consolidated EBIT) for the most recently completed Measurement Period, plus (b) to the extent deducted in calculating such Consolidated EBIT (without duplication) depreciation and amortization expense.”

““Fixed Charge Coverage Ratio” means, for the Guarantor during any Measurement Period, the ratio of (a) Consolidated EBITDA for such Measurement Period minus (i) Capital Expenditures for such Measurement Period (or, for the Measurement Periods ending on or prior to September 30, 2017, the applicable Annualized Capital Expenditures), plus (ii) the proceeds of any Disposition of Marine Containers in such Measurement Period, minus (iii) any gains on Dispositions of Marine Containers in such Measurement Period, plus (iv) any losses on Dispositions of Marine Containers in such Measurement Period, plus (v) 100% of the actual GAAP impairment charges with respect to Marine Containers incurred during any trailing twelve month period ending on or before December 31, 2018 not exceeding $55,000,000 in the aggregate, provided, that no add-back under this clause (v) shall be permitted for any period ending after December 31, 2018, plus (vi) cash receipts in respect of Finance Leases in excess of earnings recognized in Consolidated EBITDA in respect of such Finance Leases, to (b) the sum of (i) Consolidated Interest Expense payable in cash, (ii) the aggregate amount of federal, state, local and foreign income taxes payable in cash, (iii) regularly scheduled payments of principal in respect of Indebtedness, other than due on the maturity date of the Union Bank Term Loan Facility and (iv) rental expense of such Person and its Subsidiaries during such Measurement Period relating to any lease of Marine Containers or transportation equipment under which such Person or any Subsidiary thereof is lessee.”

““Liquidity” means (i) unrestricted (except by Section 7.11(g) and parallel provisions in the documentation governing Segregated Collateral Pool Debt) and unencumbered (except to secure the Obligations) cash or Cash Equivalents of the Borrower exclusive of any cash or cash equivalents held by Subsidiaries of the Borrower, plus (ii) the sum of (A) the amount by which the lesser of the Aggregate Commitments and the Borrowing Base exceeds the Total Outstandings, if positive, and (B) the amount by which the lesser of the aggregate commitments (or similar term as defined in the ABN Revolving Loan Facility) and the borrowing base (or similar term as defined in the ABN Revolving Loan Facility) exceeds total outstanding obligations (or similar term as defined in the ABN Revolving Loan Facility), if positive, and minus (iii) any negative result under either clause (A) or (B) above, and (without duplication) minus (iv) any borrowing base shortfall under the Union Bank Term Loan or any Segregated Collateral Pool Debt.”

““Springing Maturity Date” means January 30, 2019.”

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““Union Bank Term Loan Facility” means that certain Term Loan Agreement, dated as of April 30, 2014, among the Borrower, as borrower, the Guarantor, as guarantor, the lenders party thereto and Union Bank, N.A., as administrative agent.”

(d)Section 2.14 is deleted in its entirety.

(e)Section 6.01(a) is hereby amended by inserting the following immediately prior to the “;” contained in the proviso therein: “for each of the fiscal years ending on or before December 31, 2016”.

(f)Section 6.01 is hereby further amended by inserting the following new clauses (d) and (e):

“(d) with respect to the fiscal year ended December 31, 2016, as soon as available, but in any event within 120 days after the end of such fiscal year, a stand-alone balance sheet of the Borrower as at the end of such fiscal year, the related statements of income or operations for such fiscal year, and the related changes in shareholders’ equity, and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, unaudited and certified by a Responsible Officer of Borrower as fairly presenting the financial condition, results of operations, shareholders’ equity and cash flows of the Borrower in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes. Commencing with the fiscal year ending December 31, 2017, as soon as available, but in any event within 120 days after the end of each fiscal year of the Borrower, a stand-alone balance sheet of the Borrower at the end of such fiscal year, the related statements of income or operations for such fiscal year, and the related changes in shareholders’ equity, and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP, audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing reasonably acceptable to the Required Lenders, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit; and

(e)as soon as available, but in any event within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower, a stand-alone unaudited balance sheet of the Borrower as at the end of such fiscal quarter, the related statements of income or operations for such fiscal quarter, and the related changes in shareholders’ equity, and cash flows for such fiscal quarter and for the portion of such Person’s fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail, certified by a Responsible Officer of Borrower as fairly presenting the financial condition, results of operations, shareholders’ equity and cash flows of the Borrower in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes.”

(g)Section 6.02(l) is hereby amended by (i) inserting “(and, in the case of the Borrower, a stand-alone budget for the Borrower for such fiscal year)” immediately after the first reference to “Person” therein and (ii) inserting “(or stand-alone, as applicable),” immediately after the reference to “consolidated” in the first parenthetical therein.

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(h)Section 7.03(c) is hereby replaced in its entirety with the following:

“(c)Investments by the Borrower in Subsidiaries; provided, however, that (i) the aggregate amount of Investments permitted under this Section 7.03(c) in Receivables Subsidiaries during any twelve month period shall not exceed in the aggregate the greater of (A) $20 million and (B) the total dividend payments actually received by the Borrower from all Receivables Subsidiaries (other than TAP Funding and TWC) in such period, and (ii) if any Investment in any Receivables Subsidiary (1) is used to cure an “early amortization event” with respect to such Subsidiary or similar event, (2) is made while any event of default has occurred under any contract or agreement to which such Receivables Subsidiary is a party, or (3) is made while any early amortization event has occurred or any other event or condition has occurred under any contract or agreement to which such Receivables Subsidiary is a party that gives rise to a restriction on such Receivables Subsidiary’s right to declare or make payment of cash dividends or other cash distributions, then (x) the aggregate amount of Investments by Borrower in Receivables Subsidiaries shall not exceed in the aggregate during any such twelve month period the lesser of (A) $20 million and (B) the total dividend payments actually received by the Borrower from all Receivables Subsidiaries (other than TAP Funding and TWC) in such period and (y) any such Investment otherwise permitted under this Section 7.03(c) in a Receivables Subsidiary shall be limited to two such Investments in such Receivables Subsidiary during such twelve month period.”

(i)Section 7.06 is hereby amended by (i) replacing the reference to “70%” therein with “50%” and (ii) replacing the second sentence therein with the following: “Notwithstanding the foregoing, no Restricted Payments shall be permitted at any time prior to January 1, 2020.”

(j)Section 7.11(a) is hereby amended by replacing the reference to “4.0” therein with “3.5”.

(k)Section 7.11(b) is hereby replaced in its entirety with the following:

“(b)Fixed Charge Coverage Ratio.

(i)Permit the Fixed Charge Coverage Ratio of the Guarantor to be less than 1.5 to 1 as of the end of the fiscal quarter ending on March 31, 2017.

(ii)Permit the Fixed Charge Coverage Ratio of the Guarantor as of the end of any fiscal quarter ending on or after June 30, 2017 to be less than 1.2 to 1.”

(l)Section 7.11(c) is hereby amended by replacing the reference to “4.0” therein with “3.5”

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(m)Section 7.11(d) is hereby amended by replacing the second sentence therein with the following: “On and after the Amendment No. 6 Effective Date, in the case of the Borrower, permit the Consolidated Interest Coverage Ratio of the Borrower at the end of each respective Measurement Period to be less than the ratio set forth below opposite each such Measurement Period:

Measurement Period Ending	Minimum Consolidated Interest Coverage Ratio:
December 31, 2016	4.0 to 1
March 31, 2017	3.25 to 1
June 30, 2017	2.75 to 1
September 30, 2017	2.75 to 1
December 31, 2017	2.50 to 1
March 31, 2018	2.50 to 1
June 30, 2018	2.50 to 1
September 30, 2018	2.75 to 1
December 31, 2018	2.75 to 1
March 31, 2019	3.0 to 1
June 30, 2019	3.0 to 1
September 30, 2019 and each fiscal quarter through the Maturity Date	4.0 to 1

(n)Section 7.11(f) is replaced in its entirety with the following:

“(f)Revised Financial Terms.  If at any time after the Amendment No. 6. Effective Date, the Borrower shall enter into or be a party to any agreement governing committed Indebtedness for borrowed money, including all such instruments or agreements in existence as of the Amendment No. 6. Effective Date and all such instruments or agreements entered into after the Amendment No. 6. Effective Date (each, a “Committed Indebtedness Agreement”), and any such Committed Indebtedness Agreement at any time includes advance rate criteria, financial covenants, other negative covenants or events of default which, in any case, are more restrictive on the Borrower or any other Loan Party than the advance rate criteria contained in the definition of “Applicable Advance Rate” set forth in Section 1.01, the financial covenants and other negative covenants set forth in Article VII or the Events of Default set forth in Article VIII, or such Committed Indebtedness Agreement subsequently loosens or further restricts any such advance rate criteria, financial covenants, other negative covenants or events of default, as applicable (each such loosened or further restricted financial covenants, other negative covenants or events of default, as applicable, a “Revised Committed Indebtedness Term”), then and in any such event the Borrower shall give written notice thereof to the Administrative Agent not later than thirty (30) days following the date of execution of such Committed Indebtedness Agreement or amendment or termination thereof, as the case may be.  Effective on the date of execution, amendment, modification or termination of such Committed Indebtedness Agreement, as the case may be, the applicable provisions of Section 1.01, Article VII and/or Article VIII shall automatically be deemed to be amended to include such Revised Committed Indebtedness Term; provided that in no event shall the level of any such Revised

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Indebtedness Term be less restrictive on such Loan Party than the corresponding advance rate criteria, financial covenant, other negative covenant or event of default, as applicable, in Section 1.01, Article VII and/or Article VIII in effect on the Amendment No. 6. Effective Date.  The Borrower further covenants to promptly make available to the Administrative Agent such documentation or other information as may be reasonably requested by the Administrative Agent with respect to any Revised Committed Indebtedness Term in order to determine the Borrower’s compliance with this Section 7.11(f) and to execute and deliver at its expense each and every amendment to this Agreement in form and substance satisfactory to the Administrative Agent evidencing the amendment of this Agreement to include, modify or exclude, as the case may be, the effect of such Revised Committed Indebtedness Term, provided that the execution and delivery of any such amendment shall not be a precondition to the effectiveness of such amendment, but shall merely be for the convenience of the parties hereto.  Notwithstanding the foregoing, this Section 7.11(f) shall not apply with respect to advance rates applicable to the Permitted Capitalized Lease (as defined in Amendment No. 6 to this Agreement).”

(o)Article VII is hereby amended by adding the following new Section 7.11(g) immediately after Section 7.11(f) therein:

“(g)Minimum Liquidity Covenant.  The Borrower shall at all times maintain at least $30,000,000 of Liquidity, including no less than $10,000,000 in unrestricted (except by this Section 7.11(g) and parallel provisions in the documentation governing Segregated Collateral Pool Debt) and unencumbered (except to secure the Obligations) cash and Cash Equivalents.”

(p)Section 8.01(e) is hereby amended by (i) deleting “during the period from September 30, 2016 through February 28, 2017,” contained in clause (iii) therein and (ii) deleting the phrases “or any early amortization or termination event occurs” and “or early amortization of principal of such Indebtedness to occur,” in clause (iii)(B).

(q)Sections 8.01(n), 8.01(o), 8.01(q) and 8.01(r) are hereby deleted.

(r) Section 8.01(p) is hereby (i) renumbered as Section 8.01(n) and (ii) amended by (A) replacing each reference therein to “1%” with “3%” and (B) replacing the reference to “(10)” therein in with “(30)”.

(s)Section 9.10(b)(ii) is hereby amended by (i) replacing the second parenthetical contained therein with the following “(as compared to the Collateral included in the Borrowing Base Certificate as of December 31, 2016)” and (ii) in clause (A), replacing the phrase “shall not have increased by more than one year” with the phrase “shall not exceed six and one-half (6.5) years”.

(t)Exhibit D is hereby deleted in its entirety and replaced with Exhibit D (Form of Compliance Certificate) attached hereto as Exhibit A.

SECTION 3Consent.  Borrower wishes to enter into a capitalized lease transaction with respect to a Segregated Collateral Pool.  Such transaction will consist of a sale by Borrower of a Segregated Collateral Pool to a third party lender, coupled with a lease back by Borrower of such Segregated Collateral Pool (provided that the proceeds of such transaction received by Borrower will constitute Indebtedness of Borrower secured by such Segregated Collateral Pool).  The documentation governing such transaction will not be substantially similar to the Credit Agreement.  Each Lender party hereto consents to such capitalized lease transaction, that the Indebtedness of Borrower thereunder shall constitute permitted

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Indebtedness, and the Lien securing such Indebtedness shall constitute a permitted Lien, for all purposes of the Loan Documents, subject to satisfaction of the following conditions (such a transaction that satisfies the following conditions, the “Permitted Capitalized Lease”):

(a)The Net Book Value of the Segregated Collateral Pool subject to such transaction equal up to $180 million;

(b)The gross cash proceeds received by Borrower in such transaction shall equal at least 80% of such Net Book Value;

(c)The proceeds of such transaction are applied (i) to pay fees and expenses associated with such transaction and (ii) to repay the Obligations;

(d)The maturity of such Permitted Capitalized Lease shall be after the Maturity Date (without consideration of the Springing Maturity Date);

(e) The Borrower shall have provided the Administrative Agent with copies of the documentation governing such capitalized lease, together with reports as to the Net Book Value and borrowing base characteristics of the related Segregated Collateral Pool; and

(f)no Default or Event of Default shall have occurred and be continuing, and the Borrower shall have demonstrated pro forma compliance (by Borrower and Guarantor) with all covenants contained in Section 7.11 after giving effect to such Permitted Capitalized Lease .

The Lenders, the Administrative Agent and the L/C Issuer agree that the Secured Parties’ Lien on such Segregated Collateral Pool automatically shall be released in accordance with Section 9.10(b)(ii) of the Credit Agreement (as if the Permitted Capitalized Lease were Segregated Collateral Pool Debt) so long as the Borrower shall have submitted to the Administrative Agent a Borrowing Base Report demonstrating that, immediately prior to and after giving pro forma effect to such Permitted Capitalized Lease, the Total Outstandings shall not exceed the lesser of (1) the Aggregate Commitments and (2) the Borrowing Base, together with a report demonstrating the effect of such transaction on the Borrowing Base characteristics contained in Section 9.10(b)(ii) of the Credit Agreement and compliance therewith.  In such event, the Administrative Agent, on behalf of the Secured Parties, shall be deemed to have released such Segregated Collateral Pool from the Lien of the Collateral Documents, and the Administrative Agent shall, at Borrower’s request, within three (3) Business Days execute any documentation reasonably required to evidence such release.  Furthermore, the parties hereto agree that the Lien of the Collateral Documents shall not re-attach despite the structure of the Permitted Capitalized Lease as a sale-leaseback in which the Segregated Collateral Pool is reconveyed (or deemed reconveyed) to the Borrower so long as such Segregated Collateral Pool remains subject to a Lien pursuant to the Permitted Capitalized Lease.

SECTION 4Conditions of Effectiveness. Section 2 of this Amendment shall become effective, as of February 27, 2017, upon the satisfaction of the following conditions:

(a)The execution and delivery of this Amendment by the Borrower, the Administrative Agent and Required Lenders.

(b)There shall not have occurred a material adverse change (a) in the operations, business, properties, liabilities (actual or contingent) or condition (financial or otherwise) of the Guarantor, the Borrower or their Subsidiaries, taken as a whole, since December 31, 2016, (b) the ability of the Borrower or the Guarantor to perform its Obligations under the Loan Documents, (c) the legality, validity, binding effect or enforceability against the Borrower or Guarantor of the Loan Documents (collectively, a “Material Adverse Effect”), or (d) in the facts and information regarding the Borrower and Guarantor as represented to date.

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(c)The absence of any action, suit, investigation or proceeding pending or, to the knowledge of the Borrower or the Guarantor, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a Material Adverse Effect.

(d)The Administrative Agent shall have received certificates of Responsible Officer of each Loan Party as the Administrative Agent may require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Amendment and the other Loan Documents to which such Loan Party is a party.

(e)The Borrower shall have provided the Administrative Agent with executed copies of amendments, under (i) the ABN Revolving Credit Facility and (ii) the Union Bank Term Loan Facility, in each case on terms equivalent to this Amendment, and (iii) the Indenture, dated as of May 1, 2012 between Textainer Marine Containers II Limited and Wells Fargo Bank, National Association, as indenture trustee and (iv) the Indenture dated as of August 5, 2013, between Textainer Marine Containers IV Limited and Wells Fargo Bank, National Association, as indenture trustee, in each case on terms satisfactory to the Administrative Agent in its reasonable discretion, and all of items (i) through (iv) certified as complete and correct and in full force and effect, except to the extent conditioned on the simultaneous effectiveness of this Amendment.

(f)The Borrower shall have provided to the Administrative Agent a Borrowing Base Certificate as of each of December 31, 2016 and the Amendment No. 6 Effective Date for each of the Credit Agreement, the Union Bank Term Loan and the ABN Revolving Loan, with such reports as of December 31, 2016 for each of the Credit Agreement, the Union Bank Term Loan and the ABN Revolving Loan to include detail as to the characteristics of collateral of the type referred to in Section 9.10(b)(ii) of the Credit Agreement, and (iii) such other financial statements and reports as may be requested, all to the satisfaction of the Administrative Agent.

(g)The Borrower shall have paid or caused to be paid to the Administrative Agent all fees as described in the fee letter between the Administrative Agent and the Borrower, including, without limitation, a fee for the account of each Lender who executes and delivers this Amendment no later than 5:00 p.m. eastern time on February 24, 2017, an amendment fee equal to 25 basis points of the respective Commitment of such Lender.

(h)The Borrower shall have paid all amounts described in Section 8(b) hereof that have been invoiced prior to the date hereof.

SECTION 5Representations and Warranties. Each Loan Party hereby represents and warrants to the Administrative Agent and the Lenders as follows:

(a)Each Loan Party hereby confirms and restates, as of the date hereof, the representations and warranties made by it in Article V of the Credit Agreement and in the other Loan Documents. For the purposes of this Section 5, any representations and warranties which relate solely to an earlier date shall not be deemed confirmed and restated as of the date hereof (provided that such representations and warranties shall be true, correct and complete as of such earlier date).

(b)This Amendment has been duly executed and delivered by each Loan Party.  The execution, delivery and performance by each Loan Party of this Amendment is within such Loan Party’s corporate powers and has been duly authorized by all necessary corporate or other organizational action.  This Amendment and the Credit Agreement as amended hereby, and all other Loan Documents to which such Loan Party is a party constitute the legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is a party thereto in accordance with its terms.

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(c)The execution and delivery by such Loan Party of this Amendment and the performance by such Loan Party of this Amendment and the Credit Agreement as amended hereby will not (a) violate any Law, the violation of which could be reasonably expected to result in a Material Adverse Effect, (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any Contractual Obligation to which such Loan Party is a party or affecting such Loan Party or the Properties of such Loan Party or any of its Subsidiaries or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Loan Party or its property is subject.

(d)After giving effect to this Amendment, no Default or Event of Default has occurred and is continuing.

SECTION 6Ratification.Except as expressly amended hereby, the Credit Agreement, the other Loan Documents and all documents, instruments and agreements related thereto, are hereby ratified and confirmed in all respects and shall continue in full force and effect.  The Credit Agreement, together with this Amendment, shall be read and construed as a single agreement.  All references in the Loan Documents to the Credit Agreement or any other Loan Document shall hereafter refer to the Credit Agreement or any other Loan Document as amended hereby.  The Lenders’ and the Administrative Agent’s execution and delivery of, or acceptance of, this Amendment shall not be deemed to create a course of dealing or otherwise create any express or implied duty by any of them to provide any other or further amendments, consents or waivers in the future.

SECTION 7FATCA.  For purposes of determining withholding taxes imposed under FATCA from and after the date hereof, the Borrower and the Administrative Agent shall treat, and the Lenders hereby authorize the Administrative Agent to treat, the Credit Agreement (as amended hereby) as not constituting a “grandfathered obligation” within the meaning of Treasury Regulation Section 1.1471-2(b)(2)(i).

SECTION 8Miscellaneous.

(a)No Reliance. The Borrower hereby acknowledges and confirms to the Administrative Agent and the Lenders that the Borrower is executing this Amendment on the basis of its own investigation and for its own reasons without reliance upon any agreement, representation, understanding or communication by or on behalf of any other Person.

(b)Costs and Expenses. The Borrower agrees to pay to the Administrative Agent on demand the reasonable out-of-pocket expenses incurred by the Administrative Agent and its Affiliates, including the reasonable fees, charges and disbursements of counsel to the Administrative Agent, in connection with the preparation, negotiation, execution and delivery of this Amendment.

(c)Binding Effect. This Amendment shall be binding upon, inure to the benefit of and be enforceable by the Borrower, the Administrative Agent, each Lender and their respective successors and assigns.

(d)Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW THAT WOULD RESULT IN THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION; PROVIDED THAT SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW SHALL APPLY.

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(e)Complete Agreement; Amendments. This Amendment, together with the other Loan Documents, contains the entire and exclusive agreement of the parties hereto and thereto with reference to the matters discussed herein and therein. This Amendment supersedes all prior commitments, drafts, communications, discussions and understandings, oral or written, with respect thereto. This Amendment may not be modified, amended or otherwise altered except in accordance with the terms of Section 11.01 of the Credit Agreement.

(f)Severability. Whenever possible, each provision of this Amendment shall be interpreted in such manner as to be effective and valid under all applicable laws and regulations. If, however, any provision of this Amendment shall be prohibited by or invalid under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of this Amendment, or the validity or effectiveness of such provision in any other jurisdiction.

(g)Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page of this Amendment by facsimile or in electronic (i.e., “pdf’ or “tif’) format shall be effective as delivery of a manually executed counterpart of this Amendment.

(h)Loan Documents. This Amendment shall constitute a Loan Document.

SECTION 9No Actions, Claims, Etc.  As of the date hereof, each of the Borrower and the Guarantor acknowledges and confirms that it has no knowledge of any actions, causes of action, claims, demands, damages or liabilities of whatever kind or nature, in law or in equity, against the Administrative Agent, any L/C Issuer, or any Lender or any of their respective Related Parties, in any case, arising from any action or failure of such Persons to act under the Credit Agreement or any other Loan Document on or prior to the date of this Amendment, or of any offset right, counterclaim or defense of any kind against any of its respective obligations, indebtedness or liabilities to the Administrative Agent or any Lender under the Credit Agreement.  Each of the Borrower and the Guarantor unconditionally releases, waives and forever discharges (i) any and all liabilities, obligations, duties, promises or indebtedness of any kind of the Administrative Agent or any Lender to such Borrower, except the obligations required to be performed by the Administrative Agent or any Lender under this Amendment, the Credit Agreement and the other Loan Documents on or after the date hereof, and (ii) all claims, offsets, causes of action, suits or defenses of any kind whatsoever (if any), whether arising at law or in equity, whether known or unknown, which the Borrower or Guarantor might otherwise have against the Administrative Agent or any Lender or any of their respective Related Parties in connection with the Credit Agreement, the other Loan Documents or the transactions contemplated thereby, in either case (i) or (ii), on account of any past or presently existing condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, circumstance or matter of any kind.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment, as of the date first above written.

THE BORROWER

TEXTAINER LIMITED

By	/s/ Adam Hopkin
Name:	Adam Hopkin
Title:	Secretary

THE ADMINISTRATIVE AGENT

BANK OF AMERICA, N.A.

By
Name:
Title:

CONSENTED TO AND ACKNOWLEDGED BY:

GUARANTOR

TEXTAINER GROUP HOLDINGS LIMITED

By	/s/ Adam Hopkin
Name:	Adam Hopkin
Title:	Secretary

[Signature Page to Amendment No. 6 to Credit Agreement]

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THE LENDERS:

BANK OF AMERICA, N.A., as a Lender and as L/C Issuer

By	/s/ Irene Bertozzi Bartenstein
Name:	Irene Bertozzi Bartenstein
Title:	Director

WELLS FARGO BANK, NATIONAL ASSOCIATION, as a Lender, as L/C Issuer and as Co-Documentation Agent

By	/s/ Emily Alt
Name:	Emily Alt
Title:	Director

BNP PARIBAS, as a Lender and as Co-Documentation Agent

By	/s/ Robert Papas
Name:	Robert Papas
Title:	Director

By	/s/ Stephanie Klein
Name:	Stephanie Klein
Title:	Vice President

ROYAL BANK OF CANADA, as a Lender and as Syndication Agent

By	/s/ Glenn Van Allen
Name:	Glenn Van Allen
Title:	Authorized Signatory

MUFG UNION BANK, N.A., as a Lender and as Co-Documentation Agent

By	/s/ Michael McCauley
Name:	Michael McCauley
Title:	Director

KEYBANK NATIONAL ASSOCIATION

By	/s/ Tad L. Stainbrook
Name:	Tad L. Stainbrook
Title:	Vice President

[Signature Page to Amendment No. 6 to Credit Agreement]

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JPMORGAN CHASE BANK. N.A.

By	/s/ William R. Doolittle
Name:	William R. Doolittle
Title:	Executive Director

CITIBANK, NATIONAL ASSOCIATION

By	/s/ Nanci Dias
Name:	Nanci Dias
Title:	Senior Vice President and Senior Relationship Manager

[Signature Page to Amendment No. 6 to Credit Agreement]

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DBS BANK LTD.

By	/s/ Yeo How Ngee
Name:	Yeo How Ngee
Title:	Managing Director

SANTANDER BANK, N.A.

By	/s/ Andres Barbosa
Name:	Andres Barbosa
Title:	Executive Director

FIRST HAWAIIAN BANK

By	/s/ Darlene N. Blakeney
Name:	Darlene N. Blakeney
Title:	Vice President

BRANCH BANKING AND TRUST COMPANY

By	/s/ T. J. Lockwood
Name:	T. J. Lockwood
Title:	Senior Vice President

UMPQUA BANK

By	/s/ Patrick O’Bannon
Name:	Patrick O’Bannon
Title:	Vice President

[Signature Page to Amendment No. 6 to Credit Agreement]

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